SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


 Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

 Certificate is filed by PENNSYLVANIA ELECTRIC COMPANY (the "Company")

       This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

 1. Type of the security or securities ("draft," "promissory note"). First Mortgage Bonds, Secured Medium-Term Notes, Series D (the "Notes")

 2.    Issue, renewal or guaranty  (indicate nature of transaction by  _____).
       Issue


 3.    Principal amount of each security.     $50,000,000

 4. Rate of interest per annum of each security. The Notes bear interest at an initial rate of 5.9875% such rate to be reset each July 1 and January 1, commencing July 1, 1997, at a rate equal to the LIBOR rate (Telerate) (for 180 day deposits of U.S. dollars) plus +.05%, provided, however, that such rate shall not exceed 18%.

 5.    Date of issue, renewal or guaranty of each security.  June 13, 1997

 6.    If renewal of security, give date of original issue.

 7.    Date  of maturity  of each  security.   (In  the case  of demand  notes,
       indicate "on demand.") June 14, 1999

 8. Name of the person to whom each security was issued, renewed or guaranteed. $50,000,000 aggregate principal amount of Notes was sold to purchasers pursuant to the terms of a Selling Agency Agreement dated June 30, 1993, as amended by letters dated September 20, 1995 and June 13, 1997, between the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Smith Barney Inc.

 9.    Collateral given  with each security,  if any.    The Notes  were issued
       pursuant to the Mortgage and Deed of Trust dated as of  January 1, 1942,

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       as amended and supplemented, between the Company and United States Trust
       Company of New York, and are thus secured by a direct first lien on substantially all of the Company's properties.

 10.   Consideration received for each security.   $50,000,000

 11.   Application of proceeds of each security.   (Item 11 added by  amendment
       in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) Repayment of outstanding short-term indebtedness

 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

       (a)   the provisions contained in the first sentence of Section 6(b),

       (b)   the provisions contained in the fourth sentence of Section 6(b),

       (c)   the  provisions contained in any rule of the Commission other than
             Rule U-48   X

             (If reporting for more than one security insert the identifying symbol after applicable statement.)

 13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value(*) of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the
       Act granted by the first sentence of Section 6(b).     N.A.

 14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the
       security or securities herein described have been issued.     N.A.

 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
       Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52

                                     PENNSYLVANIA ELECTRIC COMPANY



 Date: June 17, 1997                 By:

                                           T.G. Howson
                                           Vice President & Treasurer















 __________________________________________

       * If a security had no principal amount of par value use the fair market value as of date of issues of such security, and indicate how determined.
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